Exhibit 12-47
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31		Twelve Months Ended December 31
	2011	2010	2009	2008	2007	2006
(Millions of Dollars)
Earnings:
Pretax earnings	$279	$944	$782	$819	$1,155	$536
Adjustments	2	1	4	(3)	(4)	(4)
Fixed charges	131	567	572	540	562	558

Net earnings	$412	$1,512	$1,358	$1,356	$1,713	$1,090

Fixed charges:
Interest expense	$125	$543	$545	$503	$533	$525
Adjustments	6	24	27	37	29	33

Fixed charges	$131	$567	$572	$540	$562	$558

Ratio of earnings to fixed charges	3.15	2.67	2.37	2.51	3.05	1.95